Exhibit 3.1

Certificate of Amendment

of
Certificate of Incorporation

of
Advanced Cell Technology, Inc.

Under Section 242 of the Delaware General Corporation Law

Advanced Cell Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing Article V, Section 1 so that, as amended, said Article V, Section 1 shall be and read as follows:

Section 1. Number of Authorized Shares . The total number of shares of stock which the Corporation shall have the authority to issue shall be Eighty-Seven Million, Five Hundred Thousand (87,500,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Thirty-Seven Million, Five Hundred Thousand (37,500,000) shares of Common Stock, each shares to have a par value of $0.001 per share, and Fifty Million (50,000,000) shares of Preferred Stock, each share to have a par value of $0.001 per share.

Each one hundred (100) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware shall be converted and reclassified into one (1) share of the Corporation’s Common Stock, par value $0.001 per share.

Any fractional shares resulting from such conversion will be rounded up to the nearest whole number.

 2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 27th day of August, 2014.

/s/ Paul K. Wotton
Paul K. Wotton
President and Chief Executive Officer